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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

THE NEWKIRK MASTER LIMITED PARTNERSHIP
(Name of Subject Company (Issuer)

THE NEWKIRK MASTER LIMITED PARTNERSHIP
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class Securities)

None

(CUSIP Number of Class Securities)

CAROLYN TIFFANY
THE NEWKIRK MASTER LIMITED PARTNERSHIP
7 BULFINCH PLACE
SUITE 500
BOSTON, MA 02114
(617) 570-4600

CALCULATION OF FILING FEE

Transaction Valuation* $4,226,837	Amount of Filing Fee $497.50

*
For purposes of calculating the fee only. This amount assumes the purchase of 99,455 units of limited partnership interest of the subject partnership for $42.50 per unit. The amount of the filing fee, calculated in accordance with the Securities and Exchange Commission Fee Rate Advisory #6 for fiscal year 2005, dated December 9, 2004, equals $117.70 per each $1 million of the value of securities proposed to be purchased.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

        This statement constitutes the Tender Offer Statement on Schedule TO of The Newkirk Master Limited Partnership relating to an offer to purchase its units of limited partnership interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated February22, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal as well as the documents set forth in (a)(3) through (a)(7) of Item 12 below, is incorporated herein by reference with respect to Items 1 through 8 and 10 and 11 of this Schedule TO.

Item 9    Persons/Assets, Retained, Employed, Compensated or Used.

        Not applicable.

Item 12    Exhibits.

(a)(1)	Offer to Purchase, dated February 22, 2005.
(a)(2)	Letter of Transmittal and Related Instructions.
(a)(3)	Quarterly Report on Form 10-Q for the period ended September 30, 2004 (incorporated by reference to Form 10-Q filed on November 14, 2004)
(a)(4)	Quarterly Report on Form 10-Q for the period ended June 30, 2004 (incorporated by reference to Form 10-Q filed on August 16, 2004)
(a)(5)	Quarterly Report on Form 10-Q for the period ended March 31, 2004 (incorporated by reference to Form 10-Q filed on May 17, 2004)
(a)(6)	Annual Report on Form 10-K for the period ended December 31, 2004 (incorporated by reference to Form 10-K filed on April 5, 2004)
(a)(7)	Amendment No. 3 to Form 10 (incorporated by reference to Form 10 Amendment filed on May 14, 2004)
(a)(8)	Cover letter to limited partners

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEWKIRK MASTER LIMITED PARTNERSHIP
By:	MLP GP LLC General Partner
	By:	Newkirk MLP Corp. Manager
		By:	/s/ PETER BRAVERMAN Peter Braverman Executive Vice President

Dated: February 22, 2005

Exhibit Index

Exhibit No.
(a)(1)	Offer to Purchase, dated February 22, 2005.
(a)(2)	Letter of Transmittal and Related Instructions.
(a)(3)	Quarterly Report on Form 10-Q for the period ended September 30, 2004 (incorporated by reference to Form 10-Q filed on November 14, 2004)
(a)(4)	Quarterly Report on Form 10-Q for the period ended June 30, 2004 (incorporated by reference to Form 10-Q filed on August 16, 2004)
(a)(5)	Quarterly Report on Form 10-Q for the period ended March 31, 2004 (incorporated by reference to Form 10-Q filed on May 17, 2004)
(a)(6)	Annual Report on Form 10-K for the period ended December 31, 2004 (incorporated by reference to Form 10-K filed on April 5, 2004)
(a)(7)	Amendment No. 3 to Form 10 (incorporated by reference to Form 10 Amendment filed on May 14, 2004)
(a)(8)	Cover letter to limited partners

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TENDER OFFER STATEMENT
Signature
Exhibit Index